UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.      )*

BIOJECT MEDICAL TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09059T206

(CUSIP Number)

James C. Gale

126 East 56th Street, 24th Floor, New York, New York 10022,

212-419-3906

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ☐.

Note.  Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 09059T206	13D	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Life Sciences Opportunities Fund II, L.P. Life Sciences Opportunities Fund II (Institutional), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnerships

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,713,044 8 SHARED VOTING POWER None 9 SOLE DISPOSITIVE POWER 2,713,044 10 SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,713,044
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 09059T206	13D	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Life Sciences Opportunities Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 411,949 8 SHARED VOTING POWER None 9 SOLE DISPOSITIVE POWER 411,949 10 SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 411,949
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 09059T206	13D	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Life Sciences Opportunities Fund II (Institutional), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnerships

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,301,095 8 SHARED VOTING POWER None 9 SOLE DISPOSITIVE POWER 2,301,095 10 SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,301,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 09059T206	13D	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LOF Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,713,044 8 SHARED VOTING POWER None 9 SOLE DISPOSITIVE POWER 2,713,044 10 SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,713,044
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 09059T206	13D	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sanders Morris Harris Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,713,044 8 SHARED VOTING POWER None 9 SOLE DISPOSITIVE POWER 2,713,044 10 SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,713,044
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 09059T206	13D	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James C. Gale
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,713,044 8 SHARED VOTING POWER None 9 SOLE DISPOSITIVE POWER 2,713,044 10 SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,713,044
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 09059T206	13D	Page 8 of 15 Pages

Item 1. Security and Issuer.

This statement relates to the common stock, no par value (the “Shares”), of Bioject Medical Technologies, Inc., an Oregon corporation. The principal executive office of the issuer of such securities is located at 211 Somerville Road (Route 202 North), Bedminster, New Jersey 07921

Item 2. Identity and Background.

Life Sciences Opportunities Fund II, L.P. (“LOF”) and Life Sciences Opportunities Fund II (Institutional), L.P. (“LOFI” and, together with LOF, the “Funds”) are Delaware limited partnerships whose principal business is making investments in the securities of other entities. The address of their principal office is 126 East 56th Street, 24th Floor, New York, New York 10022.

LOF Partners, LLC (the “General Partner”) is a Delaware limited liability company and the sole general partner of the Funds. The principal business of the General Partner is to act as general partner of the Funds. The address of its principal office is 126 East 56th Street, 24th Floor, New York, New York 10022.

Sanders Morris Harris Inc. is a Texas corporation and the controlling member of the General Partner. The address of its principal office is 600 Travis, Suite 3100, Houston, Texas 77002. Attached as Appendix A is information concerning the executive officers and directors of Sanders Morris Harris required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such executive officers and directors may be deemed, but are not conceded to be controlling persons of Sanders Morris Harris. Sanders Morris Harris Inc. is a wholly owned subsidiary of Sanders Morris Harris Group, Inc., a Texas corporation (“SMH Group”). Sanders Morris Harris is a registered broker/dealer.

Sanders Morris Harris Group, Inc. is a Texas corporation and the parent of Sanders Morris Harris. The address of its principal office is 600 Travis, Suite 3100, Houston, Texas 77002. Attached as Appendix A-1 is information concerning the executive officers and directors of SMH Group required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such officers and directors may be deemed, but are not conceded to be controlling, persons of SMH Group. No corporation or other person is or may be deemed to be ultimately in control of SMH Group.

James C. Gale is the Chief Investment Officer, a Manager, and Member of the General Partner. The address of his principal office is 126 East 56th Street, 24th Floor, New York, New York 10022. Mr. Gale is a citizen of the United States.

Ben T. Morris is a Manager of the General Partner and Chief Executive Officer and a director of Sanders Morris Harris Inc. The address of his principal office is 600 Travis, Suite 3100, Houston, Texas 77002. Mr. Morris is a citizen of the United States.

During the past five years, none of the reporting persons or any of the persons referred to in Appendices A and A-1 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

CUSIP NO. 09059T206	13D	Page 9 of 15 Pages

Item 2. Identity and Background. (Continued)

During the past five years, none of the reporting persons or any of the persons referred to in Appendices A and A-1 was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3. Source and Amount of Funds or Other Consideration.

On November 15, 2004, LOF purchased 316,884 shares of the Series D Convertible Preferred Stock, no par value (“Series D Preferred”), of the Issuer and 95,065 warrants to purchase common stock (“Warrants”) for an aggregate consideration of $364,416.08 and LOFI purchased 1,779,073 shares of Series D Preferred and 531,022 Warrants for an aggregate consideration of $2,035,584.47. The source of these funds was working capital of the Funds. A total of 2,086,957 shares of Series D Preferred and 626,087 Warrants were issued. The Series D Preferred shares originally issued and outstanding are convertible into common stock at a conversion price of approximately $1.15 per share. Each Warrant entitles the holder to purchase one share of common stock for a purchase price of $1.15 per share.

Item 4. Purpose of Transaction.

The Funds acquired the 2,086,957 shares of Series D Preferred and the Warrants to purchase 626,087 shares of common stock for general investment purposes.

The Funds are entitled to name one observer who is entitled to attend all meetings of the Board of Directors and to receive all information prepare for the Board.

The Funds intend to review continuously their investment in the Issuer and may or may not seek involvement in the Issuer’s affairs. Depending on their evaluation of the Issuer’s business and prospects and future developments, the Funds, or other individuals or entities that may be deemed to be affiliates of the Funds, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any additional purchases of securities may be in open market or privately negotiated transactions or otherwise.

Any dividend payable on the Issuer’s common stock will also be payable on the Series D Preferred on an as-converted basis. The Series D Preferred is senior in rank to all other series of preferred stock and to the common stock. Upon liquidation of the Issuer, the holders of Series D Preferred Stock are entitled to a liquidation preference of $1.15 per share prior to any payments to holders of common stock. On all matters voted upon by the shareholders of the Issuer, except as required by law, all the Series D Preferred votes on an as converted basis together with the common stock as a single class (with each share of Series D Preferred Stock casting a number of votes equal to the number of shares of common stock into which it is convertible). The affirmative vote or written consent of a majority of the holders of Series D Preferred Stock, voting separately as a class, is required for (1) the creation of any senior or pari passu security, (2) payment of dividends on common stock, (3) any redemptions or repurchases of

CUSIP NO. 81787Q 10 4	13D	Page 10 of 15 Pages

Item 4. Purpose of Transaction. (Continued)

common stock or preferred stock except for purchases at fair market value upon termination of employment, (4) any merger, acquisition, recapitalization, reorganization, or sale of all or substantially all of the assets of the Issuer, which results in a payment to the holders of the Series D Preferred Stock of an amount less than the Liquidation Preference, (5) an increase or decrease in the number of authorized shares of preferred stock or common stock, (6) any change in the rights, preferences, and privileges of the Series D Preferred Stock, (7) material amendments, alterations, or repeals of the Issuer’s articles of incorporation or bylaws, or (8) changes in the nature of the Issuer’s business.

Except as described in this Item 4, the Funds have no present plans or proposals which relate or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any actions similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by the persons identified in Item 2 is as follows:

Beneficial Owner	Aggregate Number of Shares Owned		Percentage of Class

Life Sciences Opportunities Fund II, L.P.	411,949	(1)	2.9%
Life Sciences Opportunities Fund II(Institutional), L.P.	2,301,095	(2)	14.4
Life Sciences Opportunities Fund II, L.P. and Life Sciences Opportunities Fund II (Institutional), L.P.	2,713,044	(3)	16.6
LOF Partners, LLC	2,713,044	(4)	16.6
Sanders Morris Harris Inc.	2,713,044	(5)	16.6
James C. Gale	2,713,044	(5)	16.6

CUSIP NO. 09059T206	13D	Page 11 of 15 Pages

Item 5. Interest in Securities of the Issuer. (Continued)

(1)	Includes 316,884 shares of common stock issuable upon conversion of 316,884 shares of Series D Preferred that are immediately convertible into common stock, and 95,065 shares of common stock issuable upon exercise of common stock purchase warrants.

(2)	Includes 1,770,073 shares of common stock issuable upon conversion of 1,770,073 shares of Series D Preferred that are immediately convertible into common stock and 531,022 shares of common stock issuable upon exercise of stock purchase warrants.

(3)	Includes 2,086,957 shares of common stock issuable upon conversion of 2,086,957 shares of Series D Preferred that are immediately convertible into common stock, and 626,087 shares of common stock issuable upon exercise of common stock purchase warrants.

(4)	Includes shares beneficially owned by the Funds.

(5)	Includes shares beneficially owned by the Funds and LOF Partners, LLC.

(b) The number of shares of common stock as to which there is sole power to direct the vote, shares power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference. To the knowledge of the Reporting Persons, the persons listed on Appendix A and A-1 in response to Item 2 do not beneficially own any shares of Common Stock of the Issuer.

(c) The following transactions in the common stock of the Issuer were effected within the last 60 days by the following named Reporting Persons:

None

(d) The Funds have the right to receive all dividends on the Series D Preferred.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

In connection with the issuance of the Series D Preferred, the Issuer extended certain registration rights to the Funds, which obligate the Issuer to register with the Securities and Exchange Commission the shares of common stock issuable upon exercise of the Series D Preferred within 180 days, and to maintain the effectiveness of such registration statement until two years after it is declared effective.

See Item 4 for a description of voting rights applicable to the Series Preferred, which information is incorporated herein by reference.

CUSIP NO. 81787Q 10 4	13D	Page 12 of 15 Pages

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer. (Continued)

Except as stated herein, none of the Funds, the General Partner, Sanders Morris Harris, nor SMH Group, to the best of the knowledge of the Funds, any of the executive officers or directors listed on Annex A or A-1, is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, divisions of profit or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit	Title
1	Joint Filing Agreement among the reporting persons.

2	Amendment to Articles of Incorporation of Bioject Medical Technologies, Inc. filed on November 15, 2004 (Incorporated by reference to Exhibit 3 to Current Report on Form 8-K filed by the Issuer of November 19, 3004).

3	Stock Purchase Agreement dated as of November 15, 2004, between the Issuer and the purchasers of Series D Preferred. (Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by the Issuer on November 19, 2004).

4	Registration Rights Agreement dated as of November 15, 2004, between the Issuer and the purchasers of Series D Preferred.(Incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by the Issuer on November 19, 2004).

5	Form of Stock Purchase Warrant (Incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed by the Issuer on November 19, 2004).

CUSIP NO. 09059T206	13D	Page 13 of 15 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: January 31, 2005

Life Sciences Opportunities Fund II, L.P.
Life Sciences Opportunities Fund II
(Institutional), L.P.

By:	LOF Partners, LLC

By	/s/ James C. Gale
James C. Gale, Manager

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: January 31, 2005

Signatures:

LOF Partners, LLC

By	/s/ James C. Gale
Name:	James C. Gale
Title:	Manager and Chief Investment Officer

Sanders Morris Harris Inc.

By	/s/ James C. Gale
Name:	James C. Gale
Title:	Managing Director

/s/ James C. Gale
James C. Gale

Each Reporting Person certifies only the information in Item4 regarding, himself or itself, as the case may be.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).

CUSIP NO. 09059T206	13D	Page 14 of 15 Pages

Appendix A

The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Harris Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 600 Travis, Suite 3100, Houston, Texas 77002. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Name	Present Principal Occupation or Employment; Business Address
Ben T. Morris	Chief Executive Officer and Director
George L. Ball	Chairman of the Board
Robert E. Garrison II	President and Director
Don A. Sanders	Chairman of the Executive Committee
Titus H. Harris, Jr.	Executive Vice President
William W. Sprague	Executive Vice President
Clyde Buck	Senior Vice President
Michael S. Chadwick	Senior Vice President
Charles L. Davis	Senior Vice President
Bruce R. McMaken	Senior Vice President
Neil Shaughnessy	Senior Vice President
Rick Berry	Senior Vice President
Thomas J. Anderson	Senior Vice President
William S. Floyd, IV	Vice President
Howard Y. Wong	Chief Financial Officer and Treasurer
Sandy Williams	Secretary

CUSIP NO. 09059T206	13D	Page 15 of 15 Pages

Appendix A-1

Directors and Executive Officers of

Sanders Morris Harris Group Inc.

The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Harris Group Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 600 Travis, Suite 3100, Houston, Texas 77002. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Name	Present Principal Occupation or Employment; Business Address
George L. Ball	Director and Chairman of the Board
Ben T. Morris	Director and Chief Executive Officer
Robert E. Garrison II	Director and President
Don A. Sanders	Director, Vice Chairman
Titus H. Harris, Jr.	Director, Executive Vice President of SMH
W. Blair Waltrip	Director, private investor
Nolan Ryan	Director, private investor
Dan S. Wilford	Director, President and CEO of Memorial Hermann Healthcare System
Richard E. Bean	Director, Executive Vice President and Chief Financial Officer of Pearce Industries, Inc.
Robert M. Collie, Jr.	Director, Partner with Andrews & Kurth, LLP
Charles W. Duncan, III	Director, President of Duncan Equities, Inc.
Gerald S. Hunsicker	Director, former General Manager of the Houston Astros Major League Baseball team
Scott McClelland	Director, President of the Houston and Central Market Division of H.E. Butt Grocery Company (H-E-B Grocery Stores)
Albert W. Niemi	Director, Dean of the Edwin L. Cox School of Business of Southern Methodist University
Rick Berry	Chief Financial Officer

Exhibit 1

Schedule 13D Joint Filing Agreement

The undersigned and each other person executing this joint filing agreement (this “Agreement”) agree as follows:

The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct

In Witness Whereof, the undersigned have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date set forth below.

Date: January 31, 2005

Signatures:

Life Sciences Opportunities Fund II, L.P.

By:	LOF Partners, LLC, general partner

By	/s/ James C. Gale
Name:	James C. Gale
Title:	Manager

Life Sciences Opportunities Fund II (Institutional), L.P.

By:	LOF Partners, LLC, general partner

By	/s/ James C. Gale
Name:	James C. Gale
Title:	Manager

LOF Partners, LLC

By	/s/ James C. Gale
Name:	James C. Gale
Title:	Manager

Sanders Morris Harris Inc.

By	/s/ James C. Gale
Name:	James C. Gale
Title:	Managing Director

/s/ James C. Gale
Name:	James C. Gale